SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 28, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 27, 2004 announcing organizational changes.

P R No. C1527H

STMicroelectronics Announces Organizational Changes

New structure will better match market and technology evolution, while addressing management generational change

Geneva, September 27, 2004 — STMicroelectronics announced product-group, front-end manufacturing and technology-related R&D organizational changes which reflect the Company’s continued emphasis on developing application-specific products and platforms for an increasingly convergent marketplace. The new organization also addresses the retirement and departure of certain of ST’s senior executives concurrent with that of its President and CEO, Pasquale Pistorio.

As previously announced, Mr. Pistorio will leave his current position at ST after the Company’s Annual General Meeting in 2005 and, with the approval of the Supervisory Board, Carlo Bozotti has been designated to become President and CEO. In turn Carlo Bozotti, with the endorsement of the Supervisory Board, has designated Alain Dutheil to take on the newly created position of COO.

Retiring from the Company will be: Aldo Romano, Corporate Vice President, Telecommunications, Peripherals, & Automotive Groups (TPA) and Salvatore Castorina, Corporate Vice President, Discretes & Standard Circuits Group (DSG), while Joel Monnier, Corporate Vice President, R&D will pursue some personal objectives early next year.

Mr. Pistorio said, “These three executives have made vital contributions to the exceptional transformation of ST from a struggling European semiconductor company into a dynamic world leader. They have each developed their respective groups into formidable organizations, competing in the market place and serving our targeted market segments.”

Effective January 1, 2005, ST will realign its product groups to increase market focus and realize the full potential of its products, technologies, and sales and marketing channels.

The Company will combine the Telecom Group of TPA with the Consumer Group of the present CMG (Consumer and Microcontroller Groups) to create a new product Sector, to be headed by Philippe Geyres, Corporate Vice President. The new powerful entity formed by the combination of these converging product Groups will account for over one third of ST’s annualized sales, and will take the name of Telecom and Consumer Sector (TCS).

All major complex products related to automotive applications, from the present automotive group of TPA and from other product groups of the company, will be consolidated in the new Automotive Products Group (APG), which will be directed by Ugo Carena, who will be promoted to Corporate Vice President.

Peripheral products, specifically disk drives and printers, will constitute the Computer Peripherals Group (CPG), to be run by Gianluca Bertino, who will be promoted to Corporate Vice President.

The Memory Products Group (MPG) will focus on memories and smart cards under the leadership of Mario Licciardello, who will be promoted to Corporate Vice President, and Claude Dardanne, Deputy General Manager.

The Microcontrollers, Linear, & Discrete Group (MLD), will be comprised of most of the present Discrete and Standard Circuits Group’s (DSG) products plus standard microcontrollers and industrial devices, and will serve a broader customer base with special emphasis on industrial applications. It will be headed by Carmelo Papa, Corporate Vice President.

In line with ST’s position as a major player in the development of innovative products, manufactured in leading-edge technologies and delivered to market at the right time, a new Front–End Technology and Manufacturing organization (FTM), encompassing the present front-end manufacturing and central R&D functions, will be created . This new entity reflects the growing interconnection of these two key functions for advanced microelectronics, and will be under the direction of Laurent Bosson, Corporate Vice President.

Mr. Pistorio noted, “Carlo Bozotti, Alain Dutheil, and I have worked closely together on this realignment. These organizational changes are part of ST’s long-term strategic vision for the evolution of the industry and the Company’s leadership role therein. They strike an important balance between continuity and the flexibility required to effectively compete in the dynamic marketplace we serve.”

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations	Investor Relations

Maria Grazia Prestini Director, Corporate Media Relations STMicroelectronics Tel: +41.22.929.6945	Benoit de Leusse Director, Investor Relations STMicroelectronics Tel: +41.22.929.5812	Fabrizio Rossini Senior Manager, Investor Relations STMicroelectronics Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey Financial Dynamics Paris Tel: +33.1.47.03.68.10	Nancy Levain LT Value Tel: +33.01.55.27.15.88

Editor’s Note:

Gianluca Bertino was born in Ivrea, near Turin, Italy, on February 16th, 1960. He graduated in 1985 in Electronic Engineering from the Polytechnic of Turin. From 1986 to 1997 he held several positions within the Research and Development organization of Olivetti’s semiconductor group before joining ST in 1997. He is now Group Vice President, General Manager of ST’s Data Storage Division.

Ugo Carena was born in Ivrea, near Turin, Italy, on January 21st, 1944. He graduated in Mechanical Engineering from the Polytechnic of Turin in 1970. His semiconductor career began in 1977 within Olivetti’s semiconductor group. He joined ST in 1997 and he currently holds the position of Group Manager for ST’s Computer Peripherals and Industrial Group.

Claude Dardanne was born in Bourganeuf (near Limoges), France, on April 11th, 1952 and has a degree in Electronic Engineering. He has 25 years’ experience in the semiconductor industry and spent 10 years with Thomson Semiconducteurs before moving to Apple Computer, then Alcatel-Mietec. He returned to ST in 1994 and is currently Director of ST’s Serial Non Volatile Memories Division.

Mario Licciardello was born in Catania, Italy, on January 28th, 1942. He graduated in Physics from the University of Catania in 1964. Since joining SGS-ATES, a forerunner company of ST, in 1965, he has held various positions within the Company’s Research and Development organization and is currently Deputy Manager of ST’s Flash Memories Division.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: September 28, 2004		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosure: A press release dated September 27, 2004 announcing organizational changes.